FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

This Form 6-K consists of:

1.	News release issued on March 5, 2012, by Panasonic Corporation (the registrant), announcing a final agreement between Innovation Network Corporation of Japan and Panasonic Corporation regarding the transfer of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By: /s/ MASAHITO YAMAMURA

Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: March 6, 2012

March 5, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Haruhiko Sezaki (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Announcement of a Final Agreement between Innovation Network Corporation of

Japan and Panasonic Corporation regarding the Transfer of the Mobara Plant of

Panasonic Liquid Crystal Display Co., Ltd.

Osaka, Japan, March 5, 2012 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced a final agreement regarding the transfer of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., a subsidiary of Panasonic.

There shall be no material effect on the financial results of Panasonic.

For further detail, please see the attached.

March 5, 2012

Innovation Network Corporation of Japan

Panasonic Corporation

Announcement of a Final Agreement between Innovation Network Corporation of

Japan and Panasonic Corporation regarding the transfer of the Mobara plant of

Panasonic Liquid Crystal Display Co., Ltd.

Innovation Network Corporation of Japan (“INCJ”) and Panasonic Corporation (“Panasonic”) hereby announce that both companies have reached a final agreement today regarding the transfer of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., a subsidiary of Panasonic, to Japan Display Inc. (“Japan Display”—provisional name), a new company that is in the process of being established to pursue small- and medium-sized display business.

Japan Display plans to develop a new manufacturing line for small- and medium-sized display production at the Mobara plant.

[For inquiries]

Innovation Network Corporation of Japan     http://www.incj.co.jp/english/

Marunouchi-Kitaguchi Building

1-6-5, Marunouchi, Chiyoda-ku Tokyo 100-0005, Japan

Strategic Planning Office

TEL: +81-3-5218-7200

Panasonic Corporation     http://panasonic.net/

1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

PR Group, Global Public Relations Office

TEL: +81-3-6403-3040

Panasonic News Bureau

TEL: +81-3-3542-6205

About Innovation Network Corporation of Japan (INCJ)

INCJ was established in July 2009 as a public-private partnership that provides financial, technological and management support for next-generation businesses. INCJ specifically supports those projects that combine technologies and varied expertise across industries and materialize open innovation. INCJ has the capacity to invest up to approximately 2 trillion yen. To date, INCJ has invested approximately 355 billion yen in a total of 21 projects and is currently focused on a broad range of areas from green energy, electronics, IT and biotechnology to infrastructure-related sectors such as water supply. INCJ maintains a hands-on approach to investment, engaging in the business development of cutting-edge core technologies through intellectual property funds, expansion of venture companies and aggressive overseas development through initiatives such as restructuring and mergers of tech businesses and acquisitions of foreign companies.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 8.69 trillion yen (US$105 billion) for the year ended March 31, 2011. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

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